Exhibit 99.1

TuanChe Announces UNAUDITED first Quarter 2019 Financial Results

1Q19 net revenues increased by 40.6% year over year

BEIJING, May 17, 2019 – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Changes in revenue classifications

TuanChe reported its revenues in 2018 under the classifications of (1) “auto shows”, and (2) “virtual dealership, demand-side platform and others.” In 2019, the Company began supplementing its auto shows with special promotion events in order to better serve industry customers’ offline marketing needs. Revenues from both auto shows and special promotion events are reported under the “offline marketing services” classification. In addition, the Company has also upgraded its demand-side platform service into a comprehensive online marketing services solution, in which TuanChe utilizes its big data analysis capabilities while leveraging its proprietary customer intelligence to address the needs of the Company’s industry customers. Revenues from these online marketing services will be reported under the classification of “online marketing services.” As a result, beginning in 2019, TuanChe will report net revenues under the following two classifications: (1) “offline marketing services,” which includes auto shows and special promotion events, and (2) “virtual dealership, online marketing services and others.”

First Quarter 2019 Financial and Operating Highlights Compared with the Prior Year Period

•	Net revenues increased by 40.6% to RMB122.9 million (US$18.3 million) from RMB87.4 million.

•	Gross profit increased by 40.8% to RMB88.9 million (US$13.2 million) from RMB63.1 million. Gross margin expanded to 72.4% from 72.2%.

•	Quarterly number of auto shows organized increased by 85.4% to 178 auto shows in 137 cities across China from 96 auto shows in 71 cities across China. A total of 12 special promotion events were organized during the quarter.

•	Quarterly number of automobile sales transactions facilitated increased by 31.1% to 64,641 from 49,319, and the quarterly Gross Merchandise Volume (GMV) of new automobiles sold increased by 16.7% to RMB8.4 billion (US$1.3 billion) from RMB7.2 billion.

•	Geographic coverage of sales operations sites further expanded to 146 cities as of March 31, 2019, from 95 cities as of March 31, 2018.

“Despite a challenging macroeconomic environment and a stagnating auto market in China, we maintained our strong growth momentum in the seasonally soft first quarter,” commented Mr. Wei Wen, Chairman and Chief Executive Officer of TuanChe. “Under such market conditions, we addressed the increasing sales needs of Chinese Original Equipment Manufacturers (“OEMs”) by accelerating the development of our special promotion events. As we continued to leverage our expertise in sales conversions to help our industry partners improve their customer base monetization, we also strengthened our partnerships with industrial customers, further diversified our revenue streams, and expanded our market leadership. During the quarter, we also shifted our focus from speed to quality and efficiency in our geographic expansion strategy. As we continue to penetrate more lower-tier cities, we are confident that our expanded service offerings and sales network will sustain our growth momentum and help us weather any adverse market conditions.”

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Mr. Zhihai Mao, Chief Financial Officer of TuanChe, stated, “We started 2019 with solid first quarter results, which were marked by steady revenue growth and improvements in operating efficiency. In the first quarter of 2019, our net revenues increased by 40.6% year over year to RMB122.9 million, exceeding the high end of our previous guidance. Our gross profit also increased by 40.8% year over year to RMB88.9 million while our gross margin further expanded to 72.4% from 72.2% in the prior year period. Looking ahead, we are confident that as we continue to streamline our operations and implement cost control initiatives, we will maintain our healthy growth momentum and generate long-term value for our shareholders.”

Recent Business Developments

On April 24, 2019, TuanChe established a strategic partnership with Beijing Easyhome Furnishing Chain Group Co., Ltd. (“Easyhome”), a company that operates one of the largest home improvement supplies and furniture chains in China. Under the partnership, TuanChe and Easyhome will jointly establish an innovative one-stop retail experience that combines home decoration products and automotive services to serve a broader range of consumers in China. As a part of the partnership, Easyhome will offer shopping mall retail spaces free of charge as new venues for the Company to organize auto show events.

As the Company aims to unlock the monetization potential of Easyhome’s customer base, TuanChe plans to bring its auto show events to Easyhome’s retail locations in over 200 Chinese cities. This mutually beneficial partnership will also help Easyhome to enhance brand influence and expand customer traffic flow via TuanChe’s established reputation and expertise in organizing auto shows.

Unaudited First Quarter 2019 Financial Results

Net Revenues

Net revenues in the first quarter of 2019 increased by 40.6% to RMB122.9million (US$18.3 million) from RMB87.4 million in the prior year period, mainly driven by the revenue growth from offline marketing services which increased by 36.8% year over year to RMB119.6million (US$17.8 million) from RMB87.4 million in the prior year period.

•	Offline marketing services revenues generated from auto shows in the first quarter of 2019 increased by 35.9% to RMB118.8million (US$17.7 million) from RMB87.4 million in the prior year period, primarily due to (1) the increased number of cities in which the Company operated; and (2) the increased number of auto shows organized and booths offered to industry customers, including franchised dealers, automakers, and automotive service providers. Revenues generated from special promotion events in the first quarter of 2019 were RMB0.8 million (US$0.1 million) compared to nil in the prior year period.

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•	Virtual dealership, online marketing services and other revenues were RMB3.3 million (US$0.5 million) in the first quarter of 2019 compared to no revenue generated in the prior year period. The Company commenced its virtual dealership business, online marketing services and other services in the second quarter of 2018.

Gross Profit

Gross profit in the first quarter of 2019 increased by 40.8% to RMB88.9 million (US$13.2 million) from RMB63.1 million in the prior year period. Gross margin expanded to 72.4% in the first quarter of 2019 from 72.2% in the prior year period. The improvement in gross margin was mainly driven by the increasing revenue contributions from the Company’s virtual dealership, online marketing services and other services during the first quarter of 2019, which have produced relatively higher gross profit margins.

Total Operating Expenses and Loss from Continuing Operations

Total operating expenses in the first quarter of 2019 increased by 64.7% to RMB116.5 million (US$17.4 million) from RMB70.8 million in the prior year period, mainly due to the Company’s enlarged business scale.

•	Selling and marketing expenses in the first quarter of 2019 increased by 48.3% to RMB86.1 million (US$12.9 million) from RMB58.1 million in the prior year period, primarily due to increases in advertising and promotion expenses and staff compensation expenses. Selling and marketing expenses included staff compensation expenses of RMB31.5 million (US$4.7 million) in the first quarter of 2019 compared to RMB12.3 million in the prior year period.

•	General and administrative expenses in the first quarter of 2019 increased by 162.6% to RMB22.9 million (US$3.4 million) from RMB8.7 million in the prior year period, primarily due to increased headcount as a result of the Company’s recent business expansion as well as increased professional fees and ongoing expenses as a public company. General and administrative expenses included share-based compensation expenses of RMB7.2 million (US$1.1 million) in the first quarter of 2019 compared to RMB0.2 million in the prior year period.

•	Research and development expenses in the first quarter of 2019 increased by 89.0% to RMB7.5 million (US$1.1 million) from RMB4.0 million in the prior year period, mainly driven by an increased headcount as a result of the Company's recent business expansion.

Loss from continuing operations was RMB27.6 million (US$4.1 million) in the first quarter of 2019 compared to RMB7.7 million in the prior year period.

Net loss attributable to the Company’s Shareholders and Non-GAAP Measures

Net loss attributable to the Company’s shareholders in the first quarter of 2019 increased to RMB27.3 million (US$4.1 million) from RMB20.4 million in the prior year period. Basic and diluted loss per ordinary share from continuing operations were both RMB0.09 (US$0.01) in the first quarter of 2019 compared to RMB0.17 in the prior year period.

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Adjusted net loss attributable to the Company’s shareholders increased to RMB15.5 million (US$2.3 million) in the first quarter of 2019 from RMB12.8 million in the prior year period. Adjusted basic and diluted loss per ordinary share were both RMB0.05 (US$0.01) in the first quarter of 2019, compared to RMB0.14 in the prior year period.

Adjusted EBITDA was a loss of RMB17.7 million (US$2.6 million) in the first quarter of 2019 compared to a loss of RMB11.1 million in the prior year period.

For details on the calculation of and reconciliation to the nearest GAAP measures for each adjusted net loss attributable to the Company’s shareholders, adjusted loss per ordinary share, and adjusted EBITDA, please refer to the sections titled “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliation of Non-GAAP and GAAP Results.”

Balance Sheet and Cash Flow

As of March 31, 2019, the Company had cash and cash equivalents of RMB505.6million (US$75.3 million). Net cash used in operating activities in the first quarter of 2019 was RMB61.1 million (US$9.1 million) compared to net cash used in operating activities of RMB33.1 million in the prior year period.

Business Outlook

For the second quarter of 2019, the Company expects net revenues to range from approximately RMB240.0 million to RMB250.0 million, representing an approximate year-over-year growth of 31.9% to 37.4%. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Friday, May 17, 2019, at 8:00 A.M. Eastern Time or 8:00 P.M. Beijing Time on the same day to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6713-5090
United States Toll Free:	+1-866-519-4004
China:	400-620-8038
Hong Kong Toll Free:	800-906-601
Conference ID:	6954919

The replay will be accessible through May 25, 2019, by dialing the following numbers:

International:	+61-2-8199-0299
United States Toll Free:	+1-855-452-5696
Conference ID:	6954919

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A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.tuanche.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.7112 to US$1.00, the noon buying rate in effect on March 29, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2019, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development as well as business outlook, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Use of Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated quarterly financial information which are presented in accordance with U.S. GAAP, the Company also uses adjusted net loss, adjusted net loss per share and adjusted EBITDA as additional non-GAAP financial measures. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of the Company’s peer companies.

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The Company defines adjusted net loss as net loss excluding the impact of fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company defines adjusted net loss per share as adjusted net loss divided by the weighted average number of ordinary shares. The Company defines adjusted EBITDA as net loss excluding the impact of depreciation and amortization, interest expenses (net), fair value loss of warrant, share-based compensation expenses and impairment of investment. The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s operating results. These non-GAAP financial measures adjust for the impact of items that the Company does not consider indicative of the operational performance of the Company’s business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance.

In addition, the non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Interest income or expenses, depreciation and amortization, fair value loss of warrant, share-based compensation expenses and impairment of investment have been and may continue to be incurred in the Company’s business and are not reflected in the presentation of these non-GAAP measures. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures.

About TuanChe

Founded in 2010, TuanChe Limited (Nasdaq: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe has achieved rapid growth in its business by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

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For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan

Tel: +86-10-6398-6232

Email: ir@tuanche.com

ICR, Inc.

Jack Wang

Tel: +1-646-405-6148

Email: tuanche@icrinc.com

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TUANCHE LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of,
	December 31,2018	March 31, 2019
	RMB	RMB Unaudited	US$ Unaudited

ASSETS
Current assets:
Cash and cash equivalents	578,558	505,578	75,334
Accounts receivable, net	52,255	66,623	9,927
Prepayment and other current assets	68,819	87,094	12,977
Total current assets	699,632	659,295	98,238
Non-current assets:
Property, equipment and software, net	11,636	12,271	1,828
Long-term investments	4,390	3,109	463
Other non-current assets	10,267	10,518	1,567
Total non-current assets	26,293	25,898	3,858
Total assets	725,925	685,193	102,096
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	6,996	7,872	1,173
Advances from customers	14,704	14,262	2,125
Salary and welfare benefits payable	48,835	39,648	5,908
Tax payable	16,974	14,934	2,225
Other current liabilities	36,426	30,137	4,491
Total current liabilities	123,935	106,853	15,922
Total liabilities	123,935	106,853	15,922
Shareholders’ equity:
Class A ordinary shares	166	166	24
Class B ordinary shares	35	35	5
Additional paid-in capital	1,077,183	1,087,951	162,110
Accumulated deficit	(468,026)	(495,319)	(73,805)
Accumulated other comprehensive loss	(7,368)	(14,493)	(2,160)
Total shareholders’ equity	601,990	578,340	86,174
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	725,925	685,193	102,096

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TUANCHE LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands, except per share data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$

Continuing operations
Net revenues
Offline Marketing Services:
Auto shows	87,393	118,768	17,697
Special promotion events	-	808	120
Virtual dealership, online marketing services and others	-	3,292	491
Total net revenues	87,393	122,868	18,308

Cost of revenues	(24,269)	(33,970)	(5,062)

Gross profit	63,124	88,898	13,246

Operating expenses:
Selling and marketing expenses	(58,082)	(86,134)	(12,834)
General and administrative expenses	(8,719)	(22,893)	(3,411)
Research and development expenses	(3,975)	(7,512)	(1,119)
Total operating expenses	(70,776)	(116,539)	(17,364)
Loss from continuing operations	(7,652)	(27,641)	(4,118)
Other expenses:
Interest (expenses)/income, net	(1,484)	2,828	421
Exchange gain/ (loss)	211	(1,126)	(168)
Investment income/(loss)	100	(281)	(42)
Change in fair value of warrant	(1,611)	-	-
Impairment of investment	-	(1,000)	(149)
Others, net	48	(73)	(11)
Loss from continuing operations before income taxes	(10,388)	(27,293)	(4,067)
Income tax expense	-	-	-
Net loss from continuing operations	(10,388)	(27,293)	(4,067)
Discontinued operations
Loss from discontinued operations before income taxes	(4,340)	-	-
Income tax expense, net	-	-	-
Net loss from discontinued operations	(4,340)	-	-
Net loss	(14,728)	(27,293)	(4,067)

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TUANCHE LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amount in thousands, except per share data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$

Accretions to preferred shares redemption value	(5,622)	-	-
Net loss attributable to the TuanChe Limited’s shareholders	(20,350)	(27,293)	(4,067)
Net loss	(14,728)	(27,293)	(4,067)
Other comprehensive income/ (loss):
Foreign currency translation adjustments	1,935	(7,125)	(1,062)
Total other comprehensive income/ (loss)	1,935	(7,125)	(1,062)
Total comprehensive loss	(12,793)	(34,418)	(5,129)
Accretions to preferred shares redemption value	(5,622)	-	-
Comprehensive loss attributable to the TuanChe Limited's shareholders	(18,415)	(34,418)	(5,129)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from continuing operations
Basic	(0.17)	(0.09)	(0.01)
Diluted	(0.17)	(0.09)	(0.01)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share from discontinuing operations
Basic	(0.05)	-	-
Diluted	(0.05)	-	-
Weighted average number of ordinary shares
Basic	94,870,580	292,899,350	292,899,350
Diluted - continuing operations	94,870,580	292,899,350	292,899,350
Diluted - discontinuing operations	94,870,580	292,899,350	292,899,350
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TUANCHE LIMITED
UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$

Net loss	(14,728)	(27,293)	(4,067)
Add :
Depreciation and amortization	221	626	93
Interest expense, net	1,484	-	-
Subtract:
Interest income	-	2,828	421
EBITDA	(13,023)	(29,495)	(4,395)
Add :
Fair value loss of warrant	1,611	-	-
Share-based compensation expenses	291	10,768	1,604
Impairment of investment	-	1,000	149
Adjusted EBITDA	(11,121)	(17,727)	(2,642)

Net loss	(14,728)	(27,293)	(4,067)
Add :
Fair value loss of warrant	1,611	-	-
Share-based compensation expenses	291	10,768	1,604
Impairment of investment	-	1,000	149
Adjusted net loss	(12,826)	(15,525)	(2,314)

Weighted average number of ordinary shares
Basic	94,870,580	292,899,350	292,899,350
Diluted	94,870,580	292,899,350	292,899,350
Adjusted net loss per share from continuing operations
Basic	(0.14)	(0.05)	(0.01)
Diluted	(0.14)	(0.05)	(0.01)

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